Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

REQUEST FOR REVIEW OF NYSE DETERMINATION TO DELIST

AMERICAN DEPOSITARY SHARES

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis, and references are made to the announcements of the Company dated 30 November 2020, 4 December 2020, 11 January 2021 and 28 February 2021, respectively, in relation to the Executive Order (as defined in those announcements) and the decision of The New York Stock Exchange LLC (the “NYSE”) to delist the American depositary shares (the “ADSs”) of the Company (the “Determination”).

In order to protect the lawful rights of the Company and its shareholders, on 10 March 2021 (Eastern Standard Time), the Company filed with the NYSE a written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”). According to the NYSE Listed Company Manual, the review will be scheduled at least 25 business days from the date the request for review is filed. The Company requested that the Committee reverse the Determination and stay the trading suspension of the ADSs pending review of the Determination. Investors are cautioned that there is no assurance that the Company’s review request and stay request will be successful.

Since its listing in February 2001, the Company has strictly complied with the laws, regulations and regulatory requirements of its listing venues and has been operating in accordance with laws and regulations. The Company is committed to achieving favourable results, and has been willing to share the fruits of its success with investors and continuously create value for its shareholders. The Company will continue to pay close attention to the development of related matters and also consider its options and seek professional advice to protect the lawful rights of the Company and its shareholders. The Company will make further announcement(s) as necessary and when appropriate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 11 March 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong